**Exhibit 99.24**

## Inland Retail Real Estate Trust, Inc.
2901 Butterfield Road, Oak Brook, Ill., 60523

## FOR IMMEDIATE RELEASE

Date:            January 4, 2005

Contact:        Rick Fox, Inland Communications, Inc.
                (630) 218-8000 Ext. 4896 or rfox@inlandgroup.com

**Inland Retail Real Estate Trust, Inc. Acquires
Inland Retail Real Estate Advisory Services, Inc.,
Inland Southern Management Corp., Inland Mid-Atlantic
Management Corp. and Inland Southeast Property Management Corp.**

OAK BROOK, IL (January 4, 2005) -- Inland Retail Real Estate Trust, Inc. (the "Company" or "we"), announced today that, effective December 29, 2004, it completed its acquisition of Inland Retail Real Estate Advisory Services, Inc., Inland Southern Management Corp., Inland Mid-Atlantic Management Corp. and Inland Southeast Property Management Corp., which provide business management, advisory and property management services to the Company.

"As we stated before, this transaction is an integral part of our business plan of becoming a self-administered and self-managed real estate investment trust, which is generally considered a prerequisite for publicly traded REITs," said Robert D. Parks, Chairman of the Board of the Company.  "We are also extremely pleased with the overwhelming support expressed by our shareholders as evidenced by the fact that in excess of 96.5% of the votes cast ratified the merger agreement and approved the merger, with only 1.23% of the votes cast disapproving the merger."  The remaining shareholders responding to the proxy did not vote on the merger matter.

"We anticipate that, as a result of the merger, our funds from operations for 2005 should increase by $0.06 per share, and we should achieve an increase of approximately $19 million in net cash each year," said Barry L. Lazarus, Chief Executive Officer of the Company.

The Company is a publicly registered, non-listed real estate investment trust, which owns, manages, leases, develops and redevelops primarily neighborhood and community retail shopping centers and free-standing retail buildings.  The Company owns 277 retail properties located primarily in the southeastern United States and containing approximately 33.5 million square feet of space.  To learn more about the Company, please visit www.inlandgroup.com.

*This press release may contain forward-looking statements.  Forward-looking statements are statements that are not historical, including statements regarding management's intentions, beliefs, expectations, representations, plans or predictions of the future, and are typically identified by such words as "believe," "expect," "anticipate," "intend,"* *"estimate," "may," "will," "should" and "could." The Company intends that such forward-looking statements be subject to the safe harbors created by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and the Federal Private Securities Litigation Reform Act of 1995, and we include this statement for the purpose of complying with such safe harbor provisions. There are numerous risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements and include, but are not limited to, the effects of future events on financial performance, changes in general economic conditions, adverse changes in real estate markets and the level and volatility of interest rates. For a more complete discussion of these risks and uncertainties, please see the Company's Annual Report on Form 10-K for the year ended December 31, 2003. Inland Retail Real Estate Trust, Inc. disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.*